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Revolutionizing American Manufacturing through Affordable 3D Printing

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ACCELERATE3D
RILEY KNOX
FOUNDER/CEO

accelerate3d.com Austin TX

Infrastructure Hardware Technology Manufacturing Robotics

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 📈 Explosive 3D Printing Industry Growth—upwards of $120B by 2025
2. ⏭️ Patented large-size, high-speed 3D printers forging a new future for on-demand manufacturing
3. ⚙️ End-to-End Solution: We design, build, and run our own machines
4. ⚒ Bringing affordable, accessible manufacturing back to the USA
5. 💪 Selected for the exclusive STANLEY + Techstars global accelerator program
6. 💡Expert team with decades of industry experience, incl. former Senior Software Developer for HP
7. 👍Rave reviews from pilot customers, incl. Braden Reiber, CEO/Founder of REMUV (working with Airgility).

Our Team



Riley Knox CEO

Riley invented our core patent pending 3D printer design and built the proof of concept prototype in his garage. 5+ years in-depth experience with 3D printing and over a decade of experience with prototype design and fabrication.

> 3D printing is one of the most exciting technologies of our generation and it's also just really freaking cool!! They say "Do what you love and you'll never work a day in your life". Well I get to do what I love everyday and can't stop thinking about how to be better. I also get to be part of the next industrial revolution in the process.



Sabine Resoagli COO

Sabine has extensive experience in material science & Polymers via her work as a Research Technician for the University of Buenos Aires R&D Analytical Lab and as a Technician for the Instituto Nacional de Tecnologia Industrial.



Matt Mills CTO

Matt has worked as a software developer, systems architect, & product manager for the past 20 years. He specializes in keeping small companies alive through their bootstrapping days—from 50 employee companies to Fortune 50 companies.

Why Accelerate3D?


WE'RE BUILDING THE FUTURE OF
ON-DEMAND MANUFACTURING

At Accelerate3D, we're building the future of on-demand manufacturing via high-speed 3D printing. With our patented technology, going from prototype to production is easy—for companies big and small.


ACCELERATE3D
quickly and efficiently prints large 3D parts in one place, under one roof.
We print...
- Delivery drones
- Security robots


- Robots used in
warehouses & construction
AI-DRIVEN
ROBOTIC TOWER
EQUIPPED WITH
UVC LEDS


THERE'S A MASSIVE GAP BETWEEN
PROTOTYPE AND MASS PRODUCTION

Limited economies of scale, expensive minimum order sizes, long lead times, and high upfront costs create a valley of death that kills countless products and companies every year. We're creating a bridge that will help companies of all sizes move from prototype to initial production like never before.


THE
PROBLEM.
Today's manufacturing systems have created a valley of death between prototype and mass production, killing hardware innovation
01
Traditional manufacturing has expensive minimum orders, long lead times, and high upfront costs
02
Current 3D printing is better but still too slow and expensive
03
As component sizes increase, these factors get exponentially worse


...AND WE'VE CREATED
THE SOLUTION

We design, build, and use our own patented 3D printing machines in-house; and our revolutionary technology enables us to make exciting new products faster and cheaper than ever before. But that's not all—we're able to print large-size parts that are too big for the vast majority of printers available today, giving us a fast-track to market domination.


THE


SOLUTION.
— End-to-End Customer Solution
We design, build, and use our own patented 3D printers in-house to print large-size parts so that our customers don't have to invest the time, skill, and money needed to do it themselves
— Next Generation Manufacturing
Combining our high-speed 3D printers with automated 3D scanning, machine learning, and custom service/backend software will enable unprecedented ease-of-ordering, speed, and part quality
— Decentralized Production
Local Microfactories reduce shipping time, cost, and the risk of supply chain disruptions


HUGE MARKET OPPORTUNITY

The 3D printing industry is growing at an explosive rate (projected at $120B+ by 2025), and our technology is positioning us for equally explosive growth. Initially, we're targeting producers of delivery drones, security robots, and robots used in warehouses and construction—whose large-size parts, low production numbers, and high unit value are ideal for our technological edge.


MARKET OPPORTUNITY.
3D printing for end-use parts is the next frontier
$500B
(TAM)
$35B
(SAM)
$5.61B
(SOM)
Polymer End-Use Parts Suitable For 3D Printing
Global Autonomous Mobile Robot Market ($220.6B by 2026)
USA Autonomous Mobile Robot Market ($14.5B by 2026)
This graphic contains forward-looking projections that cannot be guaranteed.


BACKED BY THE STANLEY + TECHSTARS GLOBAL ACCELERATOR PROGRAM



Techstars is one of the premier startup accelerators in the world, and they chose us! Less than 500 startups per year make it into this exclusive program, and only applicants with extremely high potential for global access are selected.



STANLEY
techstars
ADDITIVE MANUFACTURING ACCELERATOR



BRINGING MANUFACTURING
BACK TO AMERICA

We're based in Austin, Texas and are firm believers in the need for more American manufacturing. For far too long we have sent the jobs of actually building real things overseas, and that needs to change. The best way this will happen is through the use of automation and advanced manufacturing. Smaller, local Microfactories (like those we plan to build!) will be a cornerstone of the future of manufacturing and will help bring America back to the forefront.



MADE IN THE
USA
American manufacturing drives
35% of productivity growth and
70% of private sector research
and development.*


- The Brookings Institution


ENABLING THE FUTURE
OF DRONES AND ROBOTS

Hardware is hard! The bigger the product, the more true this becomes. The next generations of drones and robots are poised to revolutionize almost every aspect of our lives in one way or another, but the limitations of traditional manufacturing stands in the way of far too many of the amazing companies building these future technologies. Here's a great example of what one of our pilot customers was able to do:


Pilot Customer - Remüv & Airgility
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RAPID PROTOTYPED
Watch on YouTube


HOW WE'RE DIFFERENT

Our model enables businesses to produce durable large-size parts in shorter times and for less money than ever before. This will be a total game changer for how things get built here in America—pouring gasoline on already fast-growing industries (like drones and robots).


HOW WE'RE DIFFERENT.
01
Some companies can print Fast
... So do we


... So do we
03
Some companies Build machines
... So do we
04
Some companies focus Only on service
... So do we
Nobody else combines all four. This will enable ACCELERATE3D to produce large parts, faster, and more cost effectively than anyone else right now.


THE TIME IS NOW

Right now, our go-to-market conditions are ideal. We're positioned at the center of multiple moats of opportunity, and demand has never been higher. Combine this with our clear differentiators and we expect to hit the ground running—with revenues exceeding $20M by 2026. These projections cannot be guaranteed.


WHY NOW.
Technology
Perfect storm of advancements in 3D printing hardware, software, and materials
Demand + Adoption
Increasing demand for accelerated product innovation and customization requires increased low-run production. 50% of manufacturers already use additive manufacturing for final use parts
Growth
Both our initial target market and the 3D printing industry are expected to 10x over the next 10 years to upwards of $100B
PRODUCTION AND SUPPLY CHAIN
DESIGN
PROTOTYPING
3D PRINTING
PRODUCTION
AUTOMATION/COMPUTING
BLOCKCHAIN OF THINGS
DELIVERY
TRACKING
DISTRIBUTION


FUELING OUR GROWTH TO
20M+ WITH MICROFACTORIES

We plan to aggressively expand our growth by establishing micro-factories nationwide. This would mean no more high shipping cost for larger size parts

going to distant customers—in

creasing our cost effectiveness even further. Our pilot factory will be in Austin, Texas, and will be fueled with the funds raised via this campaign.



PROJECTED GROWTH.
2021 Q4 – 1st Microfactory in Austin
2023 Q3 – 2nd Microfactory up and running
2026 – 10 Microfactories across the USA
Revenue ($m)
$25M
$20M
$15M
$10M
$5M
$0M
0.15
1.3
3
5.5
11
22
2021
2022
2023
2024
2025
2026
This chart contains forward-looking projections and cannot be guaranteed

Assuming we raise $1M and we are able to get our pilot Microfactory setup, build our MVP and first service ready machine by Q3 '21, and have a total of 5 machines running at 85% capacity by Q3 '22 we anticipate generating $375k in revenue in the next 12 months.



SPEED IS MONEY

Our printing speeds are cutting edge, meaning parts are in our customers' hands faster and they pay for fewer run-time hours. Higher speed also makes low-run manufacturing of final-use parts a possibility. This enables 3D printing to act as a manufacturing bridge—covering the gap between high-cost custom manufacturing and low-cost high volume manufacturing.



"Manufacturers are feeling the pressure—and gaining the ability—to increase both speed to market and customer engagement. And numerous factors are leading manufacturers to build to order


rather than building to stock.
- Deloitte


OUR CUSTOMERS DON'T WANT TO RUN MACHINES

One question we get a lot is “why wouldn’t your customers just buy their own machines and produce in-house?” Not only are commercially available large size 3D printers expensive, but they take skill and time to run. Our end-to-end solution creates a faster, more convenient, and more affordable option.


"People don't want to buy a quarter-inch drill. They want a quarter-inch hole!"
- Harvard Business School Professor Theodore Levitt


GROW YOUR INVESTMENT WITH US

By investing now, you gain a stake in our cutting-edge technology ahead of our inaugural micro-factory. Our path to scale is clear, and we want you along for the ride!


OUR POTENTIAL NEXT LOCATIONS INCLUDE...
Austin, TX: Our hometown!
Hartford, CT: Optimally situated on the East Coast between Boston & NYC + close to CT's manufacturing hub
Los Angeles, CA: Potential secondary market for 3D printing props and sets. Hub for manufacturing companies, both new and old.
Ft. Wayne, IN: Equidistant from the major manufacturing hubs Chicago, Detroit, Indianapolis, and Columbus in the Midwest.


Seattle: Ideal for establishing a presence in the Pacific Northwest
Raleigh, NC: Covering the tech triangle and lower East Coast + a hotbed for new manufacturing companies and startups.

Disclaimer: Future location cannot be guaranteed


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